We need your vote!

You can make a difference!

What to do now:

1. Read the enclosed Proxy Statement.

2. Review the voting instructions provided.

3. VOTE!

Three easy ways to vote:

1. Call the toll-free number on your proxy ballot card from a touch-tone telephone.

2. Log on to www.proxyvote.com.

3. Mail your completed proxy ballot card.

Voting by phone or Internet is available 24 hours a day, 7 days a week.

Answers to questions about proposed changes to the Strategic Partners Small Cap Growth Fund

The Board of Directors of the Strategic Partners Small Cap Growth Fund is recommending that it be merged into the Jennison Small Company Fund to create what is expected to be a larger, more efficient fund. This packet provides additional information about the proposed merger. The Board recommends that you vote to approve the proposal.

Please read the enclosed materials and vote your shares as soon as possible. Your quick response will help us hold down communications costs. The three methods for voting your shares are noted above to make it as easy as possible for you.

Continued

What’s Inside

Answers to your questions about the merger proposal	1–4
Supplements to the prospectus	5–8

Mutual Funds from Prudential Financial

Here are answers to some questions you may have that should be reviewed along with the enclosed proxy materials.

What proposal am I being asked to vote on?

Shareholders of the Strategic Partners Small Cap Growth Fund are being asked to approve a proposal for the acquisition of all of its assets by the Jennison Small Company Fund.

Why is the Board proposing this?

After a thorough review, we have reached the difficult conclusion that the Strategic Partners fund family does not offer the potential scale to remain an effective long-term investment solution for shareholders. Thus we will be combining Strategic Partners mutual funds into the much larger JennisonDryden mutual fund family.

How do I benefit from this change?

Merging your Fund into the Jennison Small Company Fund is expected to result in a larger fund with potentially lower expenses that will continue to provide exposure to common stocks of small-capitalization companies. The accompanying combined proxy statement and prospectus includes a detailed description of the proposal and its expected benefits to shareholders.

Do the Funds have similar investment objectives and policies?

The investment objectives of the Funds are similar. The investment objective of the Strategic Partners Small Cap Growth Fund is to seek maximum growth of investors’ capital from a portfolio primarily of growth stocks of smaller companies while the investment objective of the Jennison Small Company Fund is to seek capital growth. No assurance can be given that any fund will achieve its investment objective.

Each Fund invests primarily in the common stocks of small-capitalization companies. The Jennison Small Company Fund normally invests at least 80% of its investable assets in common stocks of small, less well-known U.S. companies that the investment advisor believes are relatively undervalued. Each Fund is “diversified.”

Who are the investment advisors for the Funds?

The investment advisors for the Funds are:

Fund	Investment Advisor
Strategic Partners Small Cap Growth Fund	RS Investment Management, L.P.
Transamerica Investment Management LLC
Jennison Small Company Fund	Jennison Associates LLC

If the proposal is approved, we expect that Jennison Associates LLC will continue to be investment advisor for the Jennison Small Company Fund and that John P. Mullman, CFA, will continue as its portfolio manager.

How do the expenses of the Funds compare?

The annual net operating expense ratio for the Jennison Small Company Fund was lower than that for the Strategic Partners Small Cap Growth Fund:

•Jennison Small Company Fund (Class A):	1.17% (as of March 31, 2006)
•Strategic Partners Small Cap Growth Fund (Class A):	1.55% (as of April 30, 2006)

Shareholders of the Strategic Partners Small Cap Growth Fund are expected to realize a reduction in net and gross operating expense ratios as a result of the merger.

Is the transaction a taxable event for federal income tax purposes?

We do not expect the transaction to result in a taxable gain or loss for U.S. federal income tax purposes. See the proxy statement and prospectus for more information.

How large do you expect the Jennison Small Company Fund to be after the transaction?

The approximate net assets (on a pro forma basis) for the combined Jennison Small Company Fund would have been $854.2 million on March 31, 2006, if the Funds had been merged on that date. Combining the Funds’ assets may help the portfolio managers manage the asset base more efficiently.

How will you determine the number of shares of the Jennison Small Company Fund that I receive?

As of the close of business of the New York Stock Exchange (NYSE) on the transaction date, you will receive a dollar value of whole and fractional shares of the equivalent class of the Jennison Small Company Fund equal to the value of your shares in the Strategic Partners Small Cap Growth Fund. The transaction is expected to occur after shareholder approval and the satisfaction of certain closing conditions (probably in 2007).

What if there are not enough votes to reach a quorum by the scheduled shareholder meeting date?

If we do not receive enough votes to hold a meeting for your Fund, we or D.F. King & Co., Inc., the proxy solicitation firm for the transaction, may contact shareholders who have not yet voted to encourage them to vote. If there are not enough votes to approve a proposal by the time of a meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Can my broker handle this?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote Fund shares with respect to the merger unless the beneficial owner gives specific instructions for the vote.

However, the Strategic Partners Small Cap Growth Fund will forward proxy materials to brokers who are the record owners for beneficial owners. When a broker is unable to cast a vote because no specific instructions have been given but executes and returns an unvoted proxy ballot card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If enough votes for a quorum have not been obtained, the Fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. The Fund will only take such action if it believes that its action will result in enough shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

You may cast one vote for each share of the Fund you own on the record date, which is September 1, 2006.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone, by Internet at www.proxyvote.com, or by mail via the enclosed proxy ballot card. You can also vote your shares by attending the relevant meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the proxy ballot card.

Joint accounts: Both owners must sign, and the signatures must conform exactly to the names shown on the account registration.

All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

Who can answer any other questions I may have about the voting process?

Please call the firm we have retained to manage the solicitation process, D.F. King, toll free at (800) 735-3428 if you have any further questions about the voting process.

Unclog your mailbox! Enroll in e-delivery

Enjoy the convenience of viewing annual and semiannual reports, prospectuses, and proxy statements on-line. When you enroll in electronic delivery, you will no longer receive paper copies of these documents and will be notified by e-mail when new materials are available for on-line viewing.

Enrolling is fast and simple

•  Go to www.icsdelivery.com/prudential/funds and follow the simple enrollment instructions.

•  You will receive an e-mail when new materials are available.

•  You can cancel your enrollment or change your e-mail address at any time.

Mutual funds are distributed by Prudential Investment Management Services LLC, a Prudential Financial company and member SIPC. NS02135	Mutual Funds from Prudential Financial

Jennison 20/20 Focus Fund
Jennison Blend Fund, Inc.
Jennison Natural Resources Fund, Inc.
Jennison Small Company Fund, Inc.
Jennison U.S. Emerging Growth Fund, Inc.
Jennison Value Fund
Dryden California Municipal Fund
Dryden Global Total Return Fund, Inc.
Dryden Government Income Fund, Inc.
Dryden Government Securities Trust
Dryden High Yield Fund, Inc.
Dryden Index Series Fund, Inc.
Dryden Municipal Bond Fund
Dryden Municipal Series Fund
Dryden National Municipals Fund, Inc.
Dryden Short-Term Bond Fund, Inc.
Dryden Small Cap Core Equity Fund, Inc.
Dryden Tax-Free Money Fund
Dryden Tax-Managed Funds
Dryden Total Return Bond Fund, Inc.
MoneyMart Assets, Inc.
Prudential Investment Portfolios, Inc.
Prudential World Fund, Inc.
Nicholas-Applegate Fund, Inc.
Strategic Partners Asset Allocation Funds, Inc.
Strategic Partners Mutual Funds, Inc.
Strategic Partners Opportunity Funds
Strategic Partners Real Estate Fund, and
Strategic Partners Style Specific Funds, Inc.

Supplement dated May 24, 2006 to the Prospectus

This supplement amends the Prospectus of each of the funds referenced below and is in addition to any existing supplement to a Fund’s Prospectus.

JennisonDryden Mutual Funds

Jennison 20/20 Focus Fund
Jennison Blend Fund
Jennison Conservative Growth Fund
Jennison Equity Opportunity Fund
Jennison Financial Services Fund
Jennison Global Growth Fund
Jennison Growth Fund
Jennison Health Sciences Fund
Jennison Natural Resources Fund
Jennison Select Growth Portfolio
Jennison Small Company Fund
Jennison Technology Fund
Jennison U.S. Emerging Growth Fund
Jennison Utility Fund
Jennison Value Fund
JennisonDryden Conservative Allocation Fund
JennisonDryden Growth Allocation Fund
JennisonDryden Moderate Allocation Fund
Dryden Active Allocation Fund
Dryden Global Total Return Fund
Dryden Government Income Fund
Dryden High Yield Fund
Dryden International Equity Fund
Dryden Large Cap Core Equity Fund
Dryden National Municipals Fund
California Income Series
California Series
Florida Series
New Jersey Series
New York Series
Pennsylvania Series
Dryden Short-Term Corporate Bond Fund
Dryden Small Cap Core Equity Fund
Dryden Stock Index Fund
Dryden Strategic Value Fund
Dryden Tax-Free Money Fund
Dryden Total Return Bond Fund
Dryden Ultra Short Bond Fund
High Income Series
Insured Series
Money Market Series
MoneyMart Assets

Strategic Partners Mutual Funds

Strategic Partners Balanced Fund
Strategic Partners Capital Growth Fund
Strategic Partners Concentrated Growth Fund
Strategic Partners Conservative Allocation Fund
Strategic Partners Core Value Fund
Strategic Partners Equity Income Fund
Strategic Partners Growth Allocation Fund
Strategic Partners High Yield Bond Fund
Strategic Partners International Growth Fund
Strategic Partners International Value Fund
Strategic Partners Large Cap Value
Strategic Partners Managed OTC Fund
Strategic Partners Mid Cap Growth Fund
Strategic Partners Mid Cap Value Fund
Strategic Partners Moderate Allocation Fund
Strategic Partners Money Market Fund
Strategic Partners New Era Growth
Strategic Partners Real Estate Fund
Strategic Partners Small Cap Growth Fund
Strategic Partners Small Cap Value
Strategic Partners Technology Fund
Strategic Partners Total Return Bond

Nicholas-Applegate Growth Equity Fund

1.  The table captioned “Shareholder Fees” under the caption “Fees and Expenses” is amended by adding the following as the final row in the table:

Shareholder Fees (paid directly from your investment)

	Class A	Class B	Class C	Class R	Class Z	Class I	Class Y
Small balance account fee beginning on or about November 17, 2006	$15	$15	$15	None	None	None	$15

2.  A new second note is added to the “Notes to Fees and Expenses Table,” as follows:

•  Beginning on or about November 17, 2006, if the value of your account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account. The small balance account fee will also be charged on accounts invested in Class L, M or X shares (these share classes are currently not offered for sale). Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year. Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts, (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts. For more information, see “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

3.  The table under the caption “Share Class Comparison” is amended by deleting the columns headed Class A, Class B and Class C, and replacing them with the following:

	Class A	Class B	Class C
Minimum purchase amount	$1,000	$1,000	$2,500
Minimum purchase amount beginning on or about November 17, 2006	$2,500	$2,500	$2,500
Minimum amount for subsequent purchases	$100	$100	$100
Maximum initial sales charge	5.5% of the public offering price	None	None
Contingent Deferred Sales Charge (CDSC) (as a percentage of the lower of original purchase price or sale proceeds)	1% (on investments of $1 million or more redeemed within 1 year)	5% (Year 1) 4% (Year 2) 3% (Year 3) 2% (Year 4) 1% (Year 5/6) 0% (Year 7)	1% (year 1)
Annual distribution and service (12b-1) fees (shown as a percentage of average daily net assets)	.30 of 1% (.25 of 1% currently)	1%	1%

4.  The first note under the caption “Notes to Share Class Comparison Table” is deleted and replaced with the following:

•  The minimum initial and subsequent investment requirements do not apply to employee savings plan accounts or payroll deduction plan accounts. The minimum initial and subsequent investment for purchases made through the Automatic Investment Plan (“AIP”) is $50. Effective on or about November 17, 2006: (i) the minimum initial investment for retirement accounts and custodial accounts for minors is $1,000, and (ii) subsequent investments through newly-established AIP accounts must be at least $1,200 annually. Prior thereto, the minimum investment requirements do not apply to certain retirement and custodial accounts for minors. For more information, see “Additional Shareholder Services.”

5.  The second and third notes under the caption “Notes to Share Class Comparison Table” are deleted and replaced with the following:

•  Beginning on or about November 17, 2006, if the value of your Class A, Class B, Class C or Class Y account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account. Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year. Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts, (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts. For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

•  For more information about the CDSC and how it is calculated, see “How to Sell Your Shares – Contingent Deferred Sales Charge (CDSC).”

•  Investors who purchase $1 million or more of Class A shares and sell these shares within 12 months of purchase are subject to a 1% CDSC, although they are not subject to an initial sales charge. The CDSC is waived for purchases by certain retirement or benefit plans.

6.  The following is added immediately following the caption “Qualifying for Class Z Shares”

Institutional Investors. Various institutional investors may purchase Class Z shares, including corporations, banks, governmental entities, municipalities, and IRS section 501 entities, such as foundations and endowments. The minimum initial investment for such investors is $10 million. Institutional investors are responsible for indicating their eligibility to purchase Class Z Shares at the time of purchase.

7. The section captioned “How to Sell Shares - Small Accounts” is deleted and replaced with the following:

Involuntary Redemption of Small Accounts. Beginning on or about November 10, 2006, if the value of your account is less than $500 for any reason, we may sell the rest of your shares (without charging any CDSC) and close your account. We would do this to minimize the Fund’s expenses paid by other shareholders. The involuntary sale provisions do not apply to Automatic Investment Plan (“AIP”) accounts, employee savings plan accounts, payroll deduction plan accounts, or retirement accounts (such as a 401(k) plan, an IRA or other qualified or tax-deferred plan or account). Prior thereto, if you make a sale that reduces your account value to less than $500, we may sell the rest of your shares (without charging any CDSC) and close your account; this involuntary sale does not apply to shareholders who own their shares as part of a retirement account. For more information, see “Purchase, Redemption and Pricing of Fund Shares – Involuntary Redemption” in the Statement of Additional Information. Note that beginning November 17, 2006, if the value of your account is less than $2,500 (with certain exclusions), a $15 annual small balance account fee will be deducted from your account; any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

LR0044

JENNISON SMALL COMPANY FUND, INC.

Prospectus Dated November 30, 2005
Supplement Dated December 13, 2005

All references in the Jennison Small Company Fund, Inc.’s (the “Fund”) prospectus and statement of additional information to the inception date of the Class R shares are amended to May 10, 2004.

MF109C1

Every vote is important whether your Fund holdings are large or small. Please review these materials and return your proxy ballot card by mail or call in your vote today.